For the semi-annual period ended June 30, 2006
File number 811-04661
Dryden Global Total Return Fund, Inc.

SUB-ITEM 77D
Policies With Respect to Security Investment



DRYDEN GLOBAL TOTAL RETURN FUND, INC.

Supplement dated April 10, 2006 to the
Statement of Additional Information dated April 3, 2005

This supplement sets forth the changes to the Dryden Global Total Return Fund, Inc. Statement of Additional Information, as explained below:

The section of the Statement of Additional Information entitled
"Management & Advisory Arrangements" is hereby amended by deleting the subadvisory fee for Prudential Investment
Management, Inc. (PIM) appearing in the table entitled
"Subadvisory Fees Paid by PI" and substituting the following fee rate:


0.325% up to $1 billion;
0.285% over $1 billion
















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